Exhibit 99.1

  Nexxen Reports Third Quarter 2024 Financial Results

Generated 12% year-over-year Contribution ex-TAC growth in Q3 2024, fueled by record Q3 CTV revenue which increased 52% year-over-year

Achieved 49% year-over-year Adjusted EBITDA growth in Q3 2024 while expanding Adjusted EBITDA
Margin as a percentage of Contribution ex-TAC to 37% from 28% in Q3 2023

Reaffirming full year 2024 Contribution ex-TAC guidance and raising full year 2024 Adjusted EBITDA guidance

NEW YORK, November 15, 2024 -- Nexxen International Ltd. (AIM/NASDAQ: NEXN) (“Nexxen” or the “Company”), a global, flexible advertising technology platform with deep expertise in data and advanced TV, announced today its financial results for the three and nine months ended September 30, 2024.

Q3 2024 Financial Highlights

•	Record Q3 Contribution ex-TAC of $85.5 million, up 12% year-over-year
•	Record Q3 programmatic revenue of $81.6 million, up 10% year-over-year
•	Record Q3 CTV revenue of $29.7 million, up 52% year-over-year
•	CTV revenue reflected 36% of programmatic revenue, up from 26% in Q3 2023
•	Programmatic revenue reflected 90% of revenue, compared to 93% in Q3 2023
•
Adjusted EBITDA of $31.6 million, up 49% year-over-year, representing a 37% Adjusted EBITDA Margin on a Contribution ex-TAC basis (35% on a revenue basis), compared to 28% (27% on a revenue basis) in Q3 2023

•	Video revenue reflected 71% of programmatic revenue, up from 66% in Q3 2023
•	$166.5 million net cash as of September 30, 2024, alongside $90 million undrawn on the Company’s revolving credit facility and no long-term debt

Financial Highlights for the Nine Months Ended September 30, 2024

•	Record Contribution ex-TAC of $238.3 million, up 7% year-over-year
•	Record programmatic revenue of $225.7 million, up 6% year-over-year
•	Record CTV revenue of $76.7 million, up 17% year-over-year
•	CTV revenue reflected 34% of programmatic revenue, compared to 31% for the same prior year period
•	Programmatic revenue reflected 89% of revenue, compared to 90% for the same prior year period
•
Adjusted EBITDA of $70.3 million, up 37% year-over-year, representing a 29% Adjusted EBITDA Margin on a Contribution ex-TAC basis (28% on a revenue basis), compared to 23% (22% on a revenue basis) for the same prior year period

•	Video revenue reflected 70% of programmatic revenue for the nine months ended September 30, 2024 and 2023

“Nexxen continues to execute on its strategy as our platform’s powerful and fully integrated data, CTV and video capabilities offer much-needed AdTech solutions for advertisers and digital publishers. Over the last several quarters we’ve clarified our value proposition while improving our sales efforts and operational efficiency, which together drove record Q3 results,” said Ofer Druker, Chief Executive Officer of Nexxen. “Major players in the industry are increasingly partnering with Nexxen for a combination of its robust technology and data capabilities, flexible unified platform approach and ability to maximize efficiency and returns across the AdTech and data supply chain. Looking ahead, we strongly believe our full stack platform and robust access to data gives Nexxen an AI edge, and that our Generative AI initiative will contribute to Nexxen’s growth, as well as its platform differentiation and appeal in 2025 by further enhancing usability and outcomes for our customers.”

Financial Guidance

o	Nexxen provides the following financial guidance for full year 2024:

•	Reaffirming full year 2024 Contribution ex-TAC in a range of approximately $340 - $345 million
•	Raising full year 2024 Adjusted EBITDA to approximately $107 million from approximately $100 million
•	Reaffirming full year 2024 programmatic revenue to reflect approximately 90% of full year 2024 revenue

o	Management expects the Company to increase its technology, data, AI and Generative AI investments in Q4 2024 and full year 2025 to further its platform and data advantages.

Operational Highlights

•	Launched strategic automatic content recognition (“ACR”) data partnership with The Trade Desk, expanding the Company’s data licensing revenue opportunities and sales channels.

•
Named a preferred data platform partner for Kinective Media by United Airlines, enabling Nexxen’s advertiser clients to tap into premium first party data from United’s customers and MileagePlus loyalty program members to layer insights onto campaigns, and Tinuiti has been an early adopter.

•
Released data-driven solutions catered to political advertiser clients which fueled increased audience reach and deeper campaign insights for customers around the 2024 U.S. election cycle, while helping drive what the Company believes will reflect record annual political Contribution ex-TAC for Nexxen.

•
Added an all-time high 138 new actively-spending first-time advertiser customers in Q3 2024 across travel, political and other verticals, inclusive of 31 new enterprise self-service advertiser customers and two new independent agencies leveraging the Company’s self-service software solutions.

•	Onboarded 61 new supply partners across several verticals and formats including CTV, mobile app, gaming, display, audio and online video in Q3 2024.

Share Repurchase Program Updates

o	Nexxen (and its subsidiaries) repurchased 5,089,680 Ordinary shares during Q3 2024 at an average price of 275.87 pence, reflecting a total investment of £14.1 million or $18.3 million.
o
From March 1, 2022, through September 30, 2024, the Company (and its subsidiaries) repurchased 33,415,495 Ordinary shares, or 21.6% of shares outstanding, reflecting a total investment of £110.2 million or $137.2 million.

o
The Company received approval to launch a new $50 million Ordinary Share repurchase program which is expected to begin on November 19, 2024 and continue until May 19, 2025 or completion. The impending program does not obligate Nexxen to repurchase any particular amount of Ordinary Shares and the program may be suspended, modified or discontinued at any time at the Company’s discretion (if not in a close period), subject to applicable law. The Company’s previous Ordinary Share repurchase program expired on November 1, 2024.

o
Nexxen’s Board of Directors intends to continue evaluating the potential for implementing additional share repurchase programs upon completion of the impending program, subject to then current market conditions and necessary approvals.

Annual General Meeting (“AGM”) Update: Nexxen ADR to Ordinary Share Exchange, Reverse Share Split and AIM Delisting to be Voted on by Shareholders

o
Nexxen’s Board of Directors approved submission of several trading structure changes to a shareholder vote at the Company’s upcoming AGM taking place on December 20, 2024. If approved by shareholders, the Company intends to exchange its Nasdaq-listed ADRs to Nasdaq-listed Ordinary Shares and terminate the ADR facility, conduct a reverse share split at a two-for-one ratio which will allow for a one-to-one exchange for ADRs into Ordinary Shares and delist from the AIM.

o
The Company and its Board of Directors believe this updated trading structure can benefit Nexxen and its shareholders over the long term for several reasons including increasing the potential to attract U.S. investors, reducing the complexity of the Company’s reporting and regulatory compliance structure, consolidating and increasing liquidity, possible inclusion in major indices which the Company’s shares are precluded from due to its current structure, better aligning the Company’s stock with other U.S.-listed AdTech companies, reducing price volatility that can result from a dual-listing and cost savings.

o	The AGM circular provides greater detailed information on this proposal, the timing of the proposed changes and its effect on trading for the Company’s U.S. and U.K. investors.
o
The Company intends to host calls with both U.S. and U.K. investors and analysts ahead of the upcoming AGM to provide greater details on the proposed changes, timing of those changes and its strategic rationale.

Change to Board of Directors

o
Nexxen announces that Executive Director Yaniv Carmi, a Director since 2014, is stepping down from the Company’s Board of Directors (“Board”) effective November 15, 2024, thereby reducing the size of the Board from nine members to eight members. Mr. Carmi will continue to serve as Nexxen’s Chief Operating Officer.

o
The Sustainability, Nominating and Governance Committee of the Board (the “Committee”) has determined that the smaller eight-member Board, consisting of one Executive Director and seven Non-Executive Directors, will be more flexible and efficient to support the ongoing needs of the business and that the reduced Board size and composition is in line with Board composition practices of similar sized companies traded on the Nasdaq and AIM.

o
The Committee further determined that Mr. Carmi stepping down from the Board (but remaining Chief Operating Officer) is in line with best practices of Nasdaq-listed companies similar to Nexxen, where the Chief Operating Officer does not serve as a Director.

Financial Highlights for the Three and Nine Months Ended September 30, 2024 ($ in millions, except per share amounts)

	Three months ended September 30			Nine months ended September 30
	2024	2023	%	2024	2023	%
IFRS Highlights
Revenue	90.2	80.1	13%	253.2	236.1	7%
Programmatic Revenue	81.6	74.2	10%	225.7	213.0	6%
Operating profit (loss)	16.3	(3.4)	575%	16.1	(26.6)	160%

Net income (loss) margin on a gross profit basis	23%	(2%)		6%	(16%)

Total comprehensive income (loss)	16.5	(2.6)	743%	12.1	(23.5)	152%
Diluted earnings (loss) per share	0.10	(0.01)	1,341%	0.07	(0.17)	143%

Non-IFRS Highlights
Contribution ex-TAC	85.5	76.6	12%	238.3	223.7	7%

Adjusted EBITDA	31.6	21.3	49%	70.3	51.2	37%
Adjusted EBITDA Margin on a Contribution ex-TAC basis	37%	28%		29%	23%

Non-IFRS net income	19.1	13.4	42%	32.9	17.8	85%
Non-IFRS diluted earnings per share	0.14	0.09	48%	0.23	0.12	88%

Third Quarter 2024 Financial Results Webcast and Conference Call Details

•	When: November 15, 2024, at 6:00 AM PT / 9:00 AM ET / 2:00 PM GMT
•	Webcast: A live and archived webcast can be accessed from the Events and Presentations section of Nexxen’s Investor Relations website at https://investors.nexxen.com/
•	Participant Dial-In Numbers:
o	U.S. / Canada Toll-Free Dial-In Number: (888) 596-4144
o	U.K. Toll-Free Dial-In Number: +44 800 260 6470
o	International Dial-In Number: +1 (646) 968-2525
o	Conference ID: 8759727

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize data and advanced TV in the ways that are most meaningful to them. Our flexible and unified technology stack comprises a demand-side platform (“DSP”) and supply-side platform (“SSP”), with the Nexxen Data Platform at its core. With streaming in our DNA, Nexxen’s robust capabilities span discovery, planning, activation, monetization, measurement and optimization – available individually or in combination – all designed to enable our partners to achieve their goals, no matter how far-reaching or hyper niche they may be.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN). For more information, visit www.nexxen.com

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Seamus Fricker / Rory Sale (Corporate Finance)
Tim Redfern / Jamie Anderson (ECM)
Tel: +44 20 7220 0500

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Nexxen identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding anticipated financial results for full year 2024, full year 2025 and beyond; anticipated benefits of Nexxen’s strategic transactions and commercial partnerships; anticipated features and benefits of Nexxen’s products and service offerings; Nexxen’s positioning for accelerated growth and continued future growth in both the U.S. and international markets in 2024 and beyond; Nexxen’s medium- to long-term prospects; management’s belief that Nexxen is well-positioned to benefit from future industry growth trends and Company-specific catalysts; the Company’s expectations with respect to CTV revenue growth and data licensing revenue growth; the Company’s expectations with respect to generating record annual political Contribution ex-TAC in full year 2024; the Company’s plans with respect to its cash reserves and future share repurchase program; the anticipated impact of the Company’s Generative AI initiative and its ability to contribute to the Company’s growth; the anticipated benefits and potential timing of the Company’s proposed ADR exchange and termination, reverse split and AIM delisting; as well as any other statements related to Nexxen’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions; global conflicts and war, including the war and hostilities between Israel and Hamas, Hezbollah and Iran, and how those conditions may adversely impact Nexxen’s business, customers and the markets in which Nexxen competes; changes in industry trends; the risk that Nexxen will not realize the anticipated benefits of its acquisition of Amobee and strategic investment in VIDAA; and, other negative developments in Nexxen’s business or unfavourable legislative or regulatory developments. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 6, 2024. Any forward-looking statements made by Nexxen in this press release speak only as of the date of this press release, and Nexxen does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Nexxen, and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Adjusted EBITDA Margin, Non-IFRS Net Income and Non-IFRS Earnings per share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See "Reconciliation of Revenue to Contribution ex-TAC," "Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA," and "Reconciliation of Net Income (Loss) to Non-IFRS Net Income," included as part of this press release.

o
Contribution ex-TAC: Contribution ex-TAC for Nexxen is defined as gross profit plus depreciation and amortization attributable to cost of revenue and cost of revenue (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Performance media cost represents the costs of purchases of impressions from publishers on a cost-per-thousand impression basis in our non-core Performance activities. Contribution ex-TAC is a supplemental measure of our financial performance that is not required by or presented in accordance with IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Nexxen, because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

o
Adjusted EBITDA: We define Adjusted EBITDA for Nexxen as total comprehensive income (loss) for the period adjusted for foreign currency translation differences for foreign operations, foreign currency translation for subsidiary sold reclassified to profit and loss, financial expenses, net, tax expenses (benefit), depreciation and amortization, stock-based compensation expenses, acquisition related costs, restructuring and other expenses, net. Adjusted EBITDA is included in the press release because it is a key metric used by management and our Board of Directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

o	Adjusted EBITDA Margin: We define Adjusted EBITDA Margin as Adjusted EBITDA on a Contribution ex-TAC basis.

o
Non-IFRS Income and Non-IFRS Earnings per Share: We define non-IFRS earnings per share as non-IFRS income divided by non-IFRS weighted-average shares outstanding. Non-IFRS income is equal to net income (loss) excluding acquisition related costs, stock-based compensation expenses, restructuring, other expenses, net and amortization of acquired intangible assets, and also considers the tax effects of non-IFRS adjustments. In periods in which we have non-IFRS income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share includes the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units and performance stock units, each computed using the treasury stock method. We believe non-IFRS earnings per share is useful to investors in evaluating our ongoing operational performance and our trends on a per share basis and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings per share is that other companies may define non-IFRS earnings per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income.

We do not provide a reconciliation of forward-looking non-IFRS financial metrics because reconciling information is not available without an unreasonable effort, such as attempting to make assumptions that cannot reasonably be made on a forward-looking basis to determine the corresponding IFRS metric.

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulations (EU) No. 596/2014 (as implemented into English law) ("MAR"). With the publication of this announcement via a Regulatory Information Service, this inside information is now considered to be in the public domain.

Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA

	Three months ended September 30			Nine months ended September 30
	2024	2023	%	2024	2023	%
($ in thousands)
Total comprehensive income (loss)	16,485	(2,563)	743%	12,123	(23,468)	152%
Foreign currency translation differences for foreign operation	(1,944)	1,367		(1,540)	(12)
Foreign currency translation for subsidiary sold reclassified to profit and loss	-	-		-	(1,234)
Tax expenses (benefit)	1,503	(2,844)		3,628	(3,984)
Financial expenses, net	218	617		1,854	2,113
Depreciation and amortization	12,758	20,316		44,055	57,238
Stock-based compensation expenses	2,600	4,214		8,678	17,783
Acquisition related costs	-	171		-	171
Restructuring	-	-		-	796
Other expenses, net	-	-		1,488	1,765
Adjusted EBITDA	31,620	21,278	49%	70,286	51,168	37%

Reconciliation of Revenue to Contribution ex-TAC

	Three months ended September 30			Nine months ended September 30
	2024	2023	%	2024	2023	%
($ in thousands)
Revenue	90,184	80,094	13%	253,193	236,077	7%
Cost of revenue (exclusive of depreciation and amortization)	(13,857)	(13,683)		(43,952)	(44,384)
Depreciation and amortization attributable to Cost of revenue	(12,018)	(12,727)		(35,233)	(37,143)
Gross profit (IFRS)	64,309	53,684	20%	174,008	154,550	13%
Depreciation and amortization attributable to Cost of revenue	12,018	12,727		35,233	37,143
Cost of revenue (exclusive of depreciation and amortization)	13,857	13,683		43,952	44,384
Performance media cost	(4,655)	(3,543)		(14,854)	(12,418)
Contribution ex-TAC (Non-IFRS)	85,529	76,551	12%	238,339	223,659	7%

Reconciliation of Net Income (Loss) to Non-IFRS Net Income

	Three months ended September 30			Nine months ended September 30
	2024	2023	%	2024	2023	%
($ in thousands)
Net income (loss)	14,541	(1,196)	1,316%	10,583	(24,714)	143%
Acquisition related costs	-	171		-	171
Amortization of acquired intangibles	3,851	10,164		17,950	28,021
Restructuring	-	-		-	796
Stock-based compensation expenses	2,600	4,214		8,678	17,783
Other expenses, net	-	-		1,488	1,765
Tax effect of non-IFRS adjustments (1)	(1,879)	65		(5,830)	(6,067)
Non-IFRS Income	19,113	13,418	42%	32,869	17,755	85%

Weighted average shares outstanding—diluted (in millions) (2)	140.4	145.5		142.4	144.6

Non-IFRS diluted Earnings Per Share (in USD)	0.14	0.09	48%	0.23	0.12	88%

(1)	Non-IFRS income includes the estimated tax impact from the expense items reconciling between net income (loss) and non-IFRS income
(2)	Non-IFRS earnings per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings (loss) per share

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	September 30	December 31
	2024	2023
	USD thousands
Assets
ASSETS:
Cash and cash equivalents	166,535	234,308
Trade receivables, net	201,036	201,973
Other receivables	5,889	8,293
Current tax assets	679	7,010

TOTAL CURRENT ASSETS	374,139	451,584

Fixed assets, net	16,377	21,401
Right-of-use assets	30,379	31,900
Intangible assets, net	344,604	362,000
Deferred tax assets	18,481	12,393
Investment in shares	25,000	25,000
Other long-term assets	1,092	525

TOTAL NON-CURRENT ASSETS	435,933	453,219

TOTAL ASSETS	810,072	904,803

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	14,496	12,106
Trade payables	198,559	183,296
Other payables	41,384	29,098
Current tax liabilities	7,043	4,937

TOTAL CURRENT LIABILITIES	261,482	229,437

Employee benefits	191	237
Long-term lease liabilities	21,678	24,955
Long term debt	-	99,072
Other long-term liabilities	2,264	6,800
Deferred tax liabilities	562	754

TOTAL NON-CURRENT LIABILITIES	24,695	131,818

TOTAL LIABILITIES	286,177	361,255

SHAREHOLDERS’ EQUITY:
Share capital	389	417
Share premium	378,815	410,563
Other comprehensive loss	(901)	(2,441)
Retained earnings	145,592	135,009

TOTAL SHAREHOLDERS’ EQUITY	523,895	543,548

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	810,072	904,803

 CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Nine months ended September 30		Three months ended September 30
	2024	2023	2024	2023
	USD thousands		USD thousands

Revenue	253,193	236,077	90,184	80,094

Cost of Revenue (Exclusive of depreciation and amortization shown separately below)	43,952	44,384	13,857	13,683

Research and development expenses	36,605	39,652	11,693	12,576
Selling and marketing expenses	84,507	81,556	27,793	25,580
General and administrative expenses	26,521	38,067	7,821	11,362
Depreciation and amortization	44,055	57,238	12,758	20,316
Other expenses, net	1,488	1,765	-	-
Total operating costs	193,176	218,278	60,065	69,834
Operating profit (loss)	16,065	(26,585)	16,262	(3,423)

Financing income	(5,988)	(6,121)	(1,720)	(1,790)
Financing expenses	7,842	8,234	1,938	2,407

Financing expenses, net	1,854	2,113	218	617

Profit (loss) before taxes on income	14,211	(28,698)	16,044	(4,040)

Tax benefit (expenses)	(3,628)	3,984	(1,503)	2,844

Profit (loss) for the period	10,583	(24,714)	14,541	(1,196)

Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operation	1,540	12	1,944	(1,367)
Foreign currency translation for subsidiary sold reclassified to profit and loss	-	1,234	-	-

Total other comprehensive income (loss)	1,540	1,246	1,944	(1,367)

Total comprehensive income (loss)	12,123	(23,468)	16,485	(2,563)

Earnings per share
Basic earnings (loss) per share (in USD)	0.08	(0.17)	0.11	(0.01)
Diluted earnings (loss) per share (in USD)	0.07	(0.17)	0.10	(0.01)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Share capital	Share premium	Other comprehensive income	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2024	417	410,563	(2,441)	135,009	543,548
Total Comprehensive income for the period
Profit for the period	-	-	-	10,583	10,583
Other comprehensive income:
Foreign currency translation	-	-	1,540	-	1,540

Total comprehensive income for the period	-	-	1,540	10,583	12,123

Transactions with owners, recognized directly in equity
Own shares acquired	(37)	(41,647)	-	-	(41,684)
Share based payments	-	9,175	-	-	9,175
Exercise of share options	9	724	-	-	733

Balance as of September 30, 2024	389	378,815	(901)	145,592	523,895

Balance as of January 1, 2023	413	400,507	(5,801)	156,496	551,615
Total Comprehensive income (loss) for the period
Loss for the period	-	-	-	(24,714)	(24,714)
Other comprehensive income:
Foreign currency translation	-	-	12	-	12
Foreign currency translation for subsidiary sold	-	-	1,234	-	1,234

Total comprehensive income (loss) for the period	-	-	1,246	(24,714)	(23,468)

Transactions with owners, recognized directly in equity
Own shares acquired	(7)	(8,741)	-	-	(8,748)
Share based payments	-	17,749	-	-	17,749
Exercise of share options	7	229	-	-	236

Balance as of September 30, 2023	413	409,744	(4,555)	131,782	537,384

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine months ended September 30
	2024	2023
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) for the period	10,583	(24,714)
Adjustments for:
Depreciation and amortization	44,055	57,238
Net financing expense	1,581	1,889
Gain on leases modification	(16)	(115)
Remeasurement of net investment in a finance lease	1,488	-
Share-based compensation and restricted shares	8,678	17,783
Loss on sale of business unit	-	1,765
Tax expenses (benefit)	3,628	(3,984)
Change in trade and other receivables	2,306	43,987
Change in trade and other payables	28,549	(68,326)
Change in employee benefits	(44)	7
Income taxes received	553	269
Income taxes paid	(2,489)	(8,185)
Interest received	5,002	5,655
Interest paid	(5,293)	(6,142)
Net cash provided by operating activities	98,581	17,127

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits, net	172	1,007
Payments on finance lease receivable	1,350	863
Acquisition of fixed assets	(3,870)	(2,933)
Acquisition and capitalization of intangible assets	(11,867)	(11,387)
Repayment of debt investment	74	24

Net cash used in investing activities	(14,141)	(12,426)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(41,213)	(8,952)
Proceeds from exercise of share options	733	236
Repayment of long-term debt	(100,000)	-
Leases repayment	(11,144)	(12,575)
Net cash used in financing activities	(151,624)	(21,291)

Net decrease in cash and cash equivalents	(67,184)	(16,590)

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF PERIOD	234,308	217,500

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(589)	(1,833)

CASH AND CASH EQUIVALENTS AS OF THE END OF PERIOD	166,535	199,077